Exhibit 99.1

Itaú Corpbanca and subsidiaries As of and for the nine-month periods ended September 30, 2022 and 2021

The financial information of Itaú Corpbanca as of and for the nine-month periods ended September 30, 2022 and 2021 has been published on our website in accordance with Circular No 18 of the Chilean Commission for the Financial Market (or "CMF") dated September 1st, 2008. The unaudited financial information included herein has been prepared in accordance with the Compendium of Accounting Standards issued by CMF pursuant to Chilean Generally Accepted Accounting Principles (Chilean GAAP), which conform with the international standards of accounting and financial reporting issued by the International Accounting Standards Board (IASB) to the extent that there are not specific instructions or regulations to the contrary issued by the CMF.

Commencing on January 1, 2022, we have implemented the regulatory changes put in place by the new accounting standards compendium issued by the CMF. The main accounting impacts generated are related to the adoption of IFRS 9, except for the impairment for accounts receivable, in addition to the amendments introduced to chapter B related to the suspension of interest accrual and credit risk provisions on contingent loans. Further details on the impacts on the financial statements can be reviewed in note 1 of our audited financial statements as of December 31, 2021, which will be available on the following link:

https://s2.q4cdn.com/476556808/files/doc_downloads/2022/02/25/ITCB_Financial-Statements-with-Notes-Dec.2021_SPAN.pdf

CONDENSED CONSOLIDATED BALANCE SHEET
In Ch$ million			Sep'22	Sep'21
Total loans			27,420,285	23,811,968
Total assets			42,171,663	35,768,845

Deposits and other demand liabilities			6,375,900	6,932,429
Time deposits and other time liabilities			12,123,989	10,182,623
Interbank borrowings			5,483,420	4,749,007
Debt and regulatory capital instruments issued			7,458,468	6,226,268

Equity			3,313,724	2,431,972
Total equity attributable to equity holders of the Bank			3,310,658	2,355,997
Non-controlling interest			3,066	75,975

CONSOLIDATED INCOME STATEMENT FOR THE PERIOD			With reclassification of financial hedges[1]

In Ch$ million	9M'22	9M'21	9M'22	9M'21
Net operating profit before provision for loan losses	1,181,132	961,740	1,071,391	865,621
Loan losses expense[2]	(210,300)	(139,707)	(210,300)	(117,201)
Total operating expenses[3]	(538,624)	(508,337)	(538,624)	(508,337)
Operating income	432,208	313,696	322,467	240,083
Income from investments in companies	3,083	471	3,083	471
Operating income before income taxes	435,291	314,167	325,550	240,554
Income taxes	(80,785)	(100,829)	28,956	(27,216)
Consolidated income for the period	354,506	213,338	354,506	213,338

Net income attributable to holders of the Bank	354,467	211,516	354,467	211,516
Non-controlling interest	39	1,822	39	1,822

1 - Includes the reclassification of foreign exchange gain or loss generated by hedge positions that neutralize the impacts of exchange rate variation on the fiscal value of our investments abroad for both columns (2022 and 2021), and on our loan loss provisions associated with loans in foreign currency for column 2021 only.

2 - Includes Ch$41.6 billion of additional provisions established during the nine-month period ended September 30, 2022 (Ch$15.0 billion established during the nine-month period ended September 30, 2021).

3- Includes $8,351 million of restructuring provision ‒ associated to non-recurring expenses related to the operational and digital transformation in Colombia ‒ established in May 2022.

This financial information shall be considered provisional until the official figures are published by the Commission for the Financial Market.

Roxana Zamorano			Gabriel Moura
Chief Accounting Officer			Chief Executive Officer